May 21, 2012

VIA EDGAR (Correspondence Filing)

Mr. Bric Barrientos

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:

Epiphany Funds  (the “Registrant”)

Post-Effective Amendment 16

File Nos. 333-21962; 811-138045

Dear Mr. Barrientos:

On behalf of the Registrant, this letter is a response to the comments you provided to Cassandra Borchers on May 7, 2012 with respect to Post-Effective Amendment 16 filed on March 21, 2012 related to Epiphany Funds (the “Trust” or “Registrant”). The filing was made on behalf of the Epiphany FFV Latin America Fund.  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1 – You requested the Fees and Expense Information and table be moved to a separate paragraph to be clear it is not part of the objective.

Response 1 – The requested change has been made.

Comment 2 -  You requested that the line regarding a fee waiver be deleted from the expense table since there are no fee waivers listed.

Response 2 –  The requested change has been made.  However, because a fee waiver and expense limitation agreement has been executed, we retained a reference in the footnote.

Comment 3 – You requested that the first paragraph in the Principal Investment Strategy be revised to reflect the Adviser’s definition of Latin American company, including deleting the words “based in.”

Response 3 – The requested revisions have been made in the Summary and Item 9:

Principal Investment Strategy

The Epiphany FFV Latin America Fund invests, under normal circumstances, at least 80% of its assets, in equity securities of Latin American companies that pass the Socially Responsible Investment Screens, an exclusionary screening practice used by Trinity Fiduciary Partners, LLC (the “Adviser”).  FFV refers to Faith and Family Values and represents the underlying theme of the social screening.  Trinity Fiduciary Partners, LLC (the “Adviser”) defines a Latin American company as one that derives 50% of its income, profits or assets in Latin America, including Mexico, Central and South America.

Comment 4 – Regarding the Fee Table, you requested that Registrant confirm the line item for the Acquired Fund Fees is accurate.

Response 4 – The Adviser has indicated that the revised fee table is accurate as to the amount of Acquired Fund Fees.  The table has been revised as discussed above.

Annual Fund operating expenses (expenses deducted from Fund assets):

	Epiphany FFV Latin America Fund
	Class A	Class C	Class N
Management Fees	1.00%	1.00%	1.00%
Distribution [and/or Service] (12b-1) Fees	0.25%	1.00%	0.25%
Other Expenses (1)	0.50%	0.50%	0.50%
Acquired Funds Fees and Expenses	0.06%	0.06%	0.06%
Total Annual Fund Operating Expenses (1)	1.81%	2.56%	1.81%
Total Annual Fund Operating Expenses (after Fee Waiver and Expense Reimbursement)	1.81%	2.56%	1.81%

(1)  Because the Fund is a new fund, the “Other Expenses” are based on estimated amounts for the current fiscal year.  The Adviser has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to limit Total Annual Operating Expenses, excluding brokerage fees and commissions; borrowing costs, such as interest; taxes; indirect expenses incurred by the underlying funds in which the Fund invests, and extraordinary expenses to 1.75% of the average daily net assets for Class A and Class N shares and 2.50% of the average daily net assets for Class C shares through February 28, 2013.  The Board of Trustees may terminate the fee waiver and expense reimbursement agreement upon 60 days’ notice to shareholders.

Comment 5 – You requested additional information regarding the Adviser’s exclusionary screens and the degree to which a government that is not democratic would limit the investment criteria (or define which countries currently fit the investment criteria).

Response 5 --  The prospectus has been revised to reflect the fact that the Fund generally will not invest in a company whose corporate headquarters are in a country that is not a democracy.  For example, the Fund would not currently invest in a company headquartered in Venezuela or Cuba.

Comment 6 -- In the portfolio manager section, please include specific experience for Mr. Creixell dating back to at least 2007.

Response 6 – The portfolio manager section has been revised to include additional information about Mr. Creixell.  However, a lengthy description of his prior experience was already included:

Javier Creixell has been a Managing Member of Trinity Fiduciary Partners, LLC since 2011 and as the Fund’s portfolio manager since its inception in 2012.  He is currently also the chairman of Toston LLC investing company and has been since its creation in 2001. In addition, Mr. Creixell has been a managing member of IWP Holdings, LLC since 2011.  During the 1980’s, Mr. Creixell became the CEO of Operadora de Bolsa and grew it to be one of the largest financial institutions in Mexico with a market cap of $2 billion dollars. Since then, he has presided over numerous organizations in Mexico and many other countries. In Mexico, he was the president of Mexican Fixed Income Fund (Rentimex), Consultoria Internacional, as well as the Vice President of the Mexico-Chile Chamber of Commerce. In Spain, he became the president of Mastra, S.A., a Spanish trading and financial company. Mr. Creixell has served on the International advisory board of Chile, was the president of Marbella Resort Holdings from 1990-2005, and also a member of the YPO, all in the same country.  He serves as a board member for the Mexican development bank Nacional Financiera, Promexico (Texas), and as a member of the WPO (Dallas Chapter).

Comment 7 – Please disclose how derivatives will be valued for purposes of the 80% test.

Response 7 – The Fund will use the notional value for purposes of valuing futures contracts  with respect to the 80% test.  The Fund will use the purchase price or market price in valuing options with respect to the 80% test.

Comment 8 – You requested that all of your comments pertaining to the summary prospectus also be reflected in Item 9 to the extent  necessary.

Response 8 – The requested changes have been made.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Cassandra Borchers at 513-352-6632.

Sincerely,

/s/  Thompson Hine LLP

THOMPSON HINE LLP

Cassandra.Borchers@ThompsonHine.com  Phone 513.352.6632  Fax 513.241.4771